Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Sit U.S. Government Securities Fund (SNGVX) invests primarily in seasoned, high coupon mortgages.

Simplified Mortgage Example

Coupon	Purchase Cost		Par		Premium Paid
8%	$110,000	−	$100,000	=	$10,000

One Year Profit/Loss Scenarios

		Interest Received	−	Premium Loss	=	Profit	Profit / Cost
1)	Nobody refinances	$8,000	−	$0	=	$8,000	7.27%
2)	One-fifth is refinanced after 6 months	$7,200	−	$2,000	=	$5,200	4.73%
3)	Half is refinanced after 6 months	$6,000	−	$5,000	=	$1,000	0.90%
4)	All is refinanced after 6 months	$4,000	−	$10,000	=	-$6,000	-5.45%